UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2014
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three months ended March 31, 2014.

2.	Management’s Discussion and Analysis for the three months ended March 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer
Date: May 6, 2014

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three months ended March 31, 2014
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2014	December 31, 2013
Assets
Current assets
Cash	$24,855	$13,742
Accounts receivable (net of allowance for doubtful accounts of $269, December 31, 2013 – $nil)	56,259	70,177
Unbilled revenue (note 4)	36,317	32,168
Inventories	5,324	5,907
Prepaid expenses and deposits	3,043	2,152
Assets held for sale	277	52
Deferred tax assets	3,893	3,678
	129,968	127,876
Plant and equipment (net of accumulated depreciation of $195,734, December 31, 2013 – $188,996)	277,538	277,975
Other assets	11,071	12,130
Deferred tax assets	27,825	27,660
Total assets	$446,402	$445,641
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$43,959	$48,438
Accrued liabilities	16,223	15,655
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	7,337	6,357
Current portion of long term debt (note 5(a))	24,930	14,996
Deferred tax liabilities	7,167	8,036
	99,616	93,482
Long term debt (note 5(a))	93,613	103,299
Other long term obligations	9,517	7,207
Deferred tax liabilities	51,137	49,818
	253,883	253,806
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2014 – 34,920,236 (December 31, 2013 – 34,746,236)) (note 8(a))	291,536	290,517
Additional paid-in capital	14,987	14,750
Deficit	(114,004)	(113,432)
	192,519	191,835
Total liabilities and shareholders’ equity	$446,402	$445,641
Subsequent events (note 5(c) and 8(c))
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2014	2013
Revenue	$107,734	$130,281
Project costs	35,171	51,784
Equipment costs	47,629	57,413
Depreciation	9,744	12,138
Gross profit	15,190	8,946
General and administrative expenses	10,891	12,532
Loss on disposal of plant and equipment	296	1,831
Loss on disposal of assets held for sale	—	178
Amortization of intangible assets	963	894
Operating income (loss) before the undernoted	3,040	(6,489)
Interest expense, net (note 6)	2,836	5,892
Foreign exchange loss (gain)	8	(53)
Unrealized gain on derivative financial instruments	—	(110)
Income (loss) before income taxes	196	(12,218)
Income tax expense (benefit)
Current	—	(2,440)
Deferred	70	(552)
Net income (loss) from continuing operations	126	(9,226)
Income from discontinued operations, net of tax (note 7)	—	4,559
Net income (loss)	126	(4,667)
Other comprehensive income
Unrealized foreign currency translation gain	—	39
Comprehensive income (loss)	126	(4,628)
Per share information (note 8)
Net income (loss) from continuing operations - basic & diluted	$0.00	$(0.26)
Net income from discontinued operations - basic & diluted	$0.00	$0.13
Net income (loss) - basic & diluted	$0.00	$(0.13)
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) gain	Total
Balance at December 31, 2012	$304,908	$10,292	$(182,616)	$(27)	$132,557
Net loss	—	—	(4,667)	—	(4,667)
Unrealized foreign currency translation gain	—	—	—	39	39
Stock based compensation	—	15	—	—	15
Balance at March 31, 2013	$304,908	$10,307	$(187,283)	$12	$127,944

Balance at December 31, 2013	$290,517	$14,750	$(113,432)	$—	$191,835
Net income	—	—	126	—	126
Exercised stock options	652	(251)	—	—	401
Exercised senior executive stock options	367	(133)	—	—	234
Stock based compensation	—	621	—	—	621
Dividends	—	—	(698)	—	(698)
Balance at March 31, 2014	$291,536	$14,987	$(114,004)	$—	$192,519
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended
	March 31,
	2014	2013
Cash provided by (used in):
Operating activities:
Net income (loss) from continuing operations	$126	$(9,226)
Items not affecting cash:
Depreciation	9,744	12,138
Amortization of intangible assets	963	894
Amortization of deferred lease inducements	(26)	(26)
Amortization of deferred financing costs (note 6)	247	377
Loss on disposal of plant and equipment	296	1,831
Loss on disposal of assets held for sale	—	178
Unrealized gain on derivative financial instruments	—	(110)
Stock-based compensation expense (note 9(a))	3,630	2,410
Accretion of asset retirement obligation	12	11
Deferred income tax expense (benefit)	70	(552)
Net changes in non-cash working capital (note 10(b))	2,053	13,156
	17,115	21,081
Investing activities:
Purchase of plant and equipment	(2,663)	(6,246)
Additions to intangible assets	(252)	(2,027)
Proceeds on disposal of plant and equipment	17	543
Proceeds on disposal of assets held for sale	—	87
	(2,898)	(7,643)
Financing activities:
Repayment of credit facilities	—	(94,442)
Increase in credit facilities	—	77,396
Proceeds from options exercised (note 9(b) and (c))	635	—
Repayment of capital lease obligations	(3,739)	(3,341)
	(3,104)	(20,387)
Increase (decrease) in cash from continuing operations	11,113	(6,949)
Cash provided by (used in) discontinued operations:
Operating activities	—	38,332
Investing activities	—	(31,776)
Financing activities	—	(212)
Increase in cash provided by discontinued operations	—	6,344
Increase (decrease) in cash	11,113	(605)
Effect of exchange rate on changes in cash	—	39
Cash, beginning of period	13,742	1,164
Cash, end of period	$24,855	$598
Supplemental cash flow information (note 10(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2014
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists. This accounting standard eliminates the diversity in practice in the presentation of unrecognized tax benefits. The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. The Company adopted this ASU effective January 1, 2014. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
There have been no newly issued accounting pronouncements not yet adopted that are of significance, or potential significance, during three months ended March 31, 2014, as compared to those described in the Company's Annual Report on Form 40-F.
4) Unbilled revenue
As of March 31, 2014, an amount of $13,798 (December 31, 2013 - $14,381) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year.
As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended December 31, 2013, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

5

NOA

5) Long term debt
a) Long term debt amounts are as follows:

Current:
	March 31, 2014	December 31, 2013
Capital lease obligations	$14,930	$14,996
Series 1 Debentures (note 5(c))	10,000	—
	$24,930	$14,996

Long term:
	March 31, 2014	December 31, 2013
Capital lease obligations	$28,613	$28,299
Series 1 Debentures (note 5(c))	65,000	75,000
	$93,613	$103,299

b) Credit Facility
The Company signed a three year Fifth Amended and Restated Credit Agreement (the "Credit Facility") on October 9, 2013 with its existing banking syndicate. The Credit Facility is secured through a combination of working capital and equipment. The Credit Facility allows borrowing of up to $85 million, broken into two tranches. Tranche A will support both borrowing under the revolving facility and letters of credit up to $60 million and Tranche B will allow up to $25 million in letters of credit.
As of March 31, 2014, there were $nil (December 31, 2013 - $nil) outstanding borrowings under Tranche A of the Credit Facility and there were $3.1 million (December 31, 2013 - $3.1 million) of issued and undrawn letters of credit under Tranche B of the Credit Facility. At March 31, 2014, the Company's unused borrowing availability under the revolving facility was $60.0 million (December 31, 2013 - $60.0 million).
The amended Credit Facility provides a borrowing base, determined by the value of receivables and equipment, which reduces financial covenants to a Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00 and a Fixed Charge Cover Ratio, which must be maintained at greater than 1.20 to 1.00. As at March 31, 2014, the Company was in compliance with the covenants.
c) Series 1 Debentures
The Series 1 Debentures (the “Series 1 Debentures”) bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
On February 28, 2014, the Company announced that it elected to redeem $10.0 million of the Series 1 Debentures. Subsequent to March 31, 2014, holders of record at the close of business on April 4, 2014 had their Series 1 Debentures redeemed on a pro rata basis on April 8, 2014 for 103.042% of the principal amount, plus accrued and unpaid interest.
6) Interest expense, net

	Three months ended
	March 31,
	2014	2013
Interest on capital lease obligations	$654	$696
Amortization of deferred financing costs	247	377
Interest on Credit Facility	251	1,008
Interest on Series 1 Debentures	1,711	3,833
Interest on long term debt	$2,863	$5,914
Interest income	(27)	(22)
	$2,836	$5,892

6

7) Discontinued operations
a) Pipeline
On November 22, 2012, the Company reached an agreement with an independent third party to sell its pipeline related assets for total consideration of approximately $16,250. The selling costs were $781 rendering net proceeds of $15,469.
The results of pipeline discontinued operations are summarized as follows:

	Three months ended
	March 31,
	2014	2013
Revenue	$—	$—
Project costs	—	1,321
Gross loss	$—	$(1,321)
General and administrative expenses	—	312
Loss on disposal of plant and equipment	—	63
Gain on sale of inventory	—	(46)
Operating loss	$—	$(1,650)
Loss before income taxes	$—	$(1,650)
Deferred income tax benefit	—	(510)
Net loss from discontinued pipeline operations	$—	$(1,140)
Cash used in the pipeline discontinued operations is summarized as follows:

	Three months ended
	March 31,
	2014	2013
Operating activities	$—	$(1,587)
	$—	$(1,587)
b) Piling
On July 12, 2013, the Company sold its piling related assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, for proceeds of $227,500, and exited the piling, foundation, pipeline anchor and tank services businesses. Net proceeds were $219,392 after non-cash working capital and capital lease obligation adjustments of $6 and selling and disposal costs of $8,102.
The results of piling discontinued operations are summarized as follows:

	Three months ended
	March 31,
	2014	2013
Revenue	$—	$47,267
Project costs	—	33,412
Depreciation	—	706
Gross profit	$—	$13,149
General and administrative expenses	—	3,218
Amortization of intangible assets	—	351
Operating income	$—	$9,580
Interest expense	—	1,931
Income before income taxes	$—	$7,649
Deferred income tax expense	—	1,950
Net income	$—	$5,699
Cash provided by (used in) the piling discontinued operations is summarized as follows:

	Three months ended
	March 31,
	2014	2013
Operating activities	$—	$39,919
Investing activities	—	(31,776)
Financing activities	—	(212)
	$—	$7,931

7

NOA

8) Shares
a) Common shares
Issued and outstanding:

Number of shares
Voting common shares
Issued and outstanding as at December 31, 2013	34,746,236
Issued upon exercise of stock options	127,200
Issued upon exercise of senior executive stock options	46,800
Issued and outstanding at March 31, 2014	34,920,236
b) Net income (loss) per share

	Three months ended
	March 31,
	2014	2013
Weighted average number of common shares (no dilutive effect)	34,811,415	36,251,006
For the three months ended March 31, 2014, there were 774,020 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three months ended March 31, 2013 – 2,985,722 stock options).
c) Dividends
On February 19, 2014, the Company declared its first quarter 2014 dividend of $0.02 per share which was paid subsequent to March 31, 2014 on April 21, 2014 to shareholders of record as of March 31, 2014. At March 31, 2014, the dividend payable of $698 was included in accrued liabilities.
9) Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended
	March 31,
	2014	2013
Share option plan (note 9(b))	$229	$348
Restricted share unit plan (note 9(d(i)))	1,507	1,025
Equity restricted share unit plan (note 9(d(ii)))	11	—
Deferred stock unit plan (note 9(e(i)))	932	1,037
Equity deferred stock unit plan (note 9(e(ii)))	951	—
	$3,630	$2,410
b) Share option plan

	Three months ended March 31,
	2014		2013
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	2,213,280	5.51	3,029,734	5.70
Exercised‡	(127,200)	3.15	—	—
Forfeited	—	—	(44,012)	4.45
Outstanding, end of period	2,086,080	5.65	2,985,722	5.72
‡ All stock options exercised resulted in new common shares being issued
c) Senior executive stock option plan
During the three months ended March 31, 2014, 46,800 of the senior executive stock options were exercised and settled in common shares. Cash received from stock option exercises for the three months ended March 31, 2014

8

was $234 (three months ended March 31, 2013 - $nil). At March 31, 2014, there were 503,200 vested senior executive stock option plan units outstanding.
The fair value of the outstanding senior executive stock options was calculated as at March 31, 2014 assuming an expected volatility of 35.10%, a risk-free interest rate of 0.16%, an expected life of 1.1 years and a dividend yield of 1.01%. The weighted average fair value per option was $3.00 at March 31, 2014.
d) Restricted share unit plan
Per the restricted share unit ("RSU") plan, if dividends are paid on common shares, additional RSUs shall be credited to the Participant's RSU account as of the dividend payment date. The number of additional RSUs (including fractional RSUs, if any) to be credited to the Participant's RSU account shall be determined by dividing the dollar amount of the dividends payable in respect of the number of common shares equal to the number of RSUs credited to the Participants RSU account by the fair market value per common share on the dividend payment date. Such additional RSUs shall be granted subject to the same performance criteria as the underlying RSUs, and the date of grant of such additional RSUs shall be deemed to be the date of the grant of the underlying RSUs to which such additional RSUs relate.
i) Liability classified RSUs

	Three months ended
	March 31,
(units)	2014	2013
Outstanding, beginning of period	1,023,944	1,110,275
Dividend equivalents granted	230	—
Vested	(90,142)	(154,330)
Forfeited	(21,968)	(19,430)
Outstanding, end of period	912,064	936,515
At March 31, 2014, the current portion of RSU liabilities of $2,617 were included in accrued liabilities (December 31, 2013 – $1,933) and the long term portion of RSU liabilities of $2,556 were included in other long term obligations (December 31, 2013 – $1,734) in the Consolidated Balance Sheets. During the three months ended March 31, 2014, 90,142 units vested, which were settled in cash in April 2014 using a redemption value of $7.82 (three months ended March 31, 2013 - 154,330 units vested, which were settled in cash in April 2013 using a redemption value of $4.66). This liability is included in the current portion of accrued liabilities at March 31, 2014 and March 31, 2013.
ii) Equity classified restricted share unit plan
As of February 19, 2014, the Company intends to settle all newly granted RSU grants and dividend equivalent grants with common shares purchased on the open market through a defined benefit plan trust. The equity classified RSUs are granted to executives and other key employees each year with respect to services provided in the three years following the grant date. The equity classified RSUs will vest at the end of a three-year term. The value of an equity classified RSU at the grant date is equal to the fair market value of one common share on the grant date.

	Three months ended
	March 31,
(units)	2014	2013
Outstanding, beginning of period	—	—
Dividend equivalents granted	2,335	—
Outstanding, end of period	2,335	—
The Company granted 2,335 dividend equivalent equity classified RSUs during the three months ended March 31, 2014 at a fair value of $7.81.
e) Deferred stock unit plan
As of February 19, 2014, the Company modified its Directors Deferred Stock Units ("DDSUs") to permit awards to Executives in addition to Directors. As a result of this change, the plan will be referred to as the Deferred Stock Unit ("DSU") plan going forward. During the three months ended March 31, 2014, a portion of the 2013 Executive bonus compensation was converted to DSUs which were issued to the Executives in the current period.

9

NOA

i) Liability classified deferred stock unit plan

	Three months ended
	March 31,
(units)	2014	2013
Outstanding, beginning of period	586,834	625,156
Issued	1,381	42,788
Outstanding, end of period	588,215	667,944
At March 31, 2014, the redemption value of these units was $7.81/unit (December 31, 2013 – $6.24/unit). There is no unrecognized compensation expense related to the DSUs, since these awards vest immediately when issued.
ii) Equity classified deferred stock unit plan
As of February 19, 2014, the Company intends to settle all newly issued DSUs and DSU dividend equivalents with common shares purchased on the open market through a defined benefit plan trust. The equity classified DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participants. The value of an equity classified DSU at the grant date is equal to the fair market value of one common share on the grant date.

	Three months ended
	March 31,
(units)	2014	2013
Outstanding, beginning of period	—	—
Issued	106,670	—
Dividend equivalents issued	1,779	—
Outstanding, end of period	108,449	—
During the three months ended March 31, 2014, the Company issued 106,670 equity classified DSUs at a weighted average fair value of $6.87. The Company issued 1,779 dividend equivalent equity classified DSUs during the three months ended March 31, 2014 at a fair value of $7.81. There is no unrecognized compensation expense related to the equity classified DSUs, since these awards vest immediately when issued.
10) Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2014	2013
Cash paid during the period for:
Interest	$911	$3,028
Income taxes	—	11
Cash received during the period for:
Interest	27	4
Income taxes	—	421
Non-cash transactions:
Acquisition of plant and equipment by means of capital leases	3,987	1,649
Addition to assets held for sale	(225)	(2,738)
Non-cash working capital exclusions:
Net change in accounts payable related to purchase of plant and equipment	3,195	4,946
Net change in accounts payable related to change in estimated financing costs	(101)	—
Net change in long term portion of equipment lease liabilities related to purchase of plant and equipment	—	(10)
Net change in accrued liabilities related to current portion of RSU liability	685	215
Net change in accrued liabilities related to current portion of DSU liability	—	102
Net change in accrued liabilities related to dividend payable	698	—

10

b) Net change in non-cash working capital

	Three months ended
	March 31,
	2014	2013
Operating activities:
Accounts receivable	$13,918	$(527)
Unbilled revenue	(4,149)	6,260
Inventories	583	(488)
Prepaid expenses and deposits	(891)	798
Accounts payable	(7,573)	(8,573)
Accrued liabilities	(815)	15,925
Long term portion of liabilities related to equipment leases	—	(95)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	980	(144)
	$2,053	$13,156
11) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended
	March 31,
	2014	2013
Customer A	37%	23%
Customer B	26%	29%
Customer C	13%	3%
Customer D	9%	15%
Customer E	7%	11%
12) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred for the three months ended March 31, 2014 of $13 (three months ended March 31, 2013 - $7,172).
13) Comparative figures
Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

11

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2014

NOA

Management’s Discussion and Analysis
For the three months ended March 31, 2014
A. EXPLANATORY NOTES
May 6, 2014
The following Management’s Discussion and Analysis ("MD&A") is as of May 6, 2014 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three months ended March 31, 2014 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2013, together with our annual MD&A for the year ended December 31, 2013. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our fifth amended and restated credit agreement, our "credit agreement"), "Piling Business EBITDA" and "backlog". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue write-down on the Canadian Natural1 overburden removal contract and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain both a fixed charges coverage ratio and a maximum senior leverage ratio and also identifies limits to our annual capital spend, all of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Significant Business Events - Divestiture of Piling Related Assets and Liabilities", we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
Backlog
Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. Our definition of backlog is limited to contracts or work orders with values exceeding $500,000.
B. SIGNIFICANT BUSINESS EVENTS
Upgrade to Debt Rating
On May 1, 2014, as a result of our improved financial performance in 2013 and a belief that this performance should be sustainable, Standard & Poor's ("S&P")2 upgraded the ratings on our long-term corporate credit rating and our senior unsecured debt to "B" from the previous ratings of "B-".
An upgrade in our credit ratings by S&P will reduce the interest rate payable on borrowings under our Fifth Amended and Restated Credit Agreement ("the Credit Facility"). This recent upgrade has improved our cost of borrowing under the Credit Facility as follows:

•	A reduction of 0.5% in interest charged on outstanding revolver borrowing

2Standard and Poor's Ratings Services ("S&P"), a division of the McGraw-Hill Companies, Inc.

•	A reduction of 0.3% in interest charged on outstanding letters of credit used as guarantees, drawn against either Tranche A or Tranche B

•	A reduction of 0.12% in standby fee interest charged on any unused portion of the $85.0 million Credit Facility
For a full discussion of our debt ratings, see "Resources and Systems - Debt Ratings" and for a full discussion of our Credit Facility, see "Resources and Systems - Credit Facility", both in this MD&A.
Modification to our Stock Based Compensation Plan
Effective January 1, 2014, we modified the Directors Deferred Stock Unit ("DDSU") plan to include our executives as participants of this plan, joining the members of our Board of Directors. We will refer to this plan as the Deferred Stock Unit ("DSU") plan going forward. During the three months ended March 31, 2014, a portion of the 2013 executive bonus compensation, payable in 2014, was converted to DSUs and issued to executives in the current period.
As of February 19, 2014 we intend to settle all newly issued DSUs and newly granted Restricted Share Units ("RSU") and dividend equivalent DSUs and RSUs with common shares purchased on the open market through a defined benefit plan trust ("equity classified DSU" and "equity classified RSU"). All DSUs issued and RSUs granted prior to February 19, 2014 will continue to be settled in cash ("liability classified DSU" and "liability classified RSU").
In the three months ended March 31, 2014, we recorded stock-based compensation expense of $3.6 million, of which $1.2 million related to equity classified awards including our new equity classified DSUs and equity classified RSUs.
Dividends
On February 19, 2014, we announced that as part of the Company's long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors has approved the implementation of a new dividend policy (the "Dividend Policy"). Pursuant to the Dividend Policy, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.
The Board of Directors has also declared a dividend (the "Dividend") of two Canadian cents ($0.02) on each of the common shares issued and outstanding on the Record Date of March 31, 2014. The Dividend payout was made on April 21, 2014.
Our RSU and DSU plans require that if dividends are paid on common shares, additional RSUs or DSUs shall be credited to the Participant's RSU or DSU account as of the dividend payment date. The number of additional units to be credited to the Participant's account is determined by dividing the dollar amount of the dividends payable in respect of the number of common shares equal to the number of units credited to the Participants account by the fair market value per common share on the dividend payment date.
Partial Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017
On February 28, 2014, we announced that we had elected to redeem $10.0 million of our 9.125% Series 1 Senior Unsecured Debentures due 2017 ("Series 1 Debentures"). Holders of record at the close of business on April 4, 2014 had their Series 1 Debentures redeemed on a pro rata basis on April 8, 2014 for 103.042% of the principal amount, plus accrued and unpaid interest.
The redemption reduces our outstanding balance of Series 1 Debentures to $65.0 million and is expected to reduce annual interest cost for the Series 1 Debentures by approximately $0.9 million to $5.9 million.t

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Divestiture of Piling Related Assets and Liabilities
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser") for consideration of $227.5 million, plus $5.9 million of working capital adjustment. Net proceeds of $219.4 million were realized after the assignment to the Purchaser of $5.9 million of capital leases and selling and disposal costs of $8.1 million. A pre-tax gain on disposal of $98.1 million was recorded. In addition, we may receive up to $92.5 million in additional proceeds over the next three years, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold. These contingent proceeds will be recognized as the Piling Business EBITDA targets are achieved. For a discussion on the contingent proceeds related to the Piling sale see "Financial Results - Contingent Proceeds" in this MD&A.t
In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2014	2013	Change
Revenue	$107,734	$130,281	$(22,547)
Project costs	35,171	51,784	(16,613)
Equipment costs	47,629	57,413	(9,784)
Depreciation	9,744	12,138	(2,394)
Gross profit	$15,190	$8,946	$6,244
Gross profit margin	14.1%	6.9%	7.2%
Select financial information:
General and administrative expenses (excluding stock based compensation)	7,261	10,122	(2,861)
Stock based compensation expense	3,630	2,410	1,220
Operating income (loss)	3,040	(6,489)	9,529
Interest expense	2,836	5,892	(3,056)
Net income (loss) from continuing operations	126	(9,226)	9,352
Net income (loss) margin from continuing operations	0.1%	(7.1)%	7.2%
Net income from discontinued operations	—	4,559	(4,559)
Net income (loss)	126	(4,667)	4,793
EBITDA from continuing operations(1)	13,739	6,706	7,033
Consolidated EBITDA from continuing operations	15,226	8,953	6,273
Consolidated EBITDA margin from continuing operations	14.1%	6.9%	7.2%
Consolidated EBITDA from discontinued operations	—	9,050	(9,050)
Consolidated EBITDA(1)	$15,226	$18,003	$(2,777)

Basic per share information (no dilutive effect):
Net income (loss) from continuing operations	$0.00	$(0.26)	$0.26
Net income from discontinued operations	$0.00	$0.13	$(0.13)
Net income (loss)	$0.00	$(0.13)	$0.13

(1)	A reconciliation of net income (loss) from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2014	2013
Net income (loss) from continuing operations	$126	$(9,226)
Adjustments:
Interest expense	2,836	5,892
Income tax (benefit)	70	(2,992)
Depreciation	9,744	12,138
Amortization of intangible assets	963	894
EBITDA from continuing operations	13,739	6,706
Adjustments:
Unrealized gain on derivative financial instruments	—	(110)
Loss on disposal of plant and equipment	296	1,831
Loss on disposal of assets held for sale	—	178
Stock-based compensation expense	1,191	348
Consolidated EBITDA from continuing operations	$15,226	$8,953
Consolidated EBITDA from discontinued operations	—	9,050
Consolidated EBITDA	$15,226	$18,003
Analysis of Consolidated Results from Continuing Operations
Revenue
For the three months ended March 31, 2014, revenue was $107.7 million, down from $130.3 million in the same period last year. Revenue for the quarter dropped despite growth in mine services and heavy civil construction volumes at the Kearl mine, where we began work under our master services agreement (“MSA”) late in the prior-year quarter, civil construction work started at the Fort Hills mine and muskeg removal activity added to the overburden volumes at the Horizon mine. These improvements partially mitigated the drop in reclamation activity at the Base Plant and Millennium mines and the absence of overburden removal activity at the Millennium mine, compared to the previous year. Contributing to the drop in revenue was a reduction in heavy civil construction activities, with the substantial completion of our work on the Mildred Lake Mine Relocation (“MLMR”) project at Base Plant mine, as did light civil construction and underground volumes with last year's completion of work at a refinery in Saskatchewan and a carbon capture project outside of Edmonton.
Gross profit
For the three months ended March 31, 2014, gross profit was $15.2 million, or 14.1% of revenue, up from $8.9 million, or 6.9% of revenue in the same period last year. The improvement in both gross profit and margin primarily reflects improved productivity on a mine services project and the benefit from project closeout activities on a large heavy civil construction project. Last year's margins were negatively affected by unsigned change orders related to startup delays on several projects. Warmer than normal mid-February temperatures in the oil sands eroded the gains made in lowering equipment maintenance costs.
Equipment rental and operating lease expense for the quarter was $4.7 million, down from $8.3 million in the same period last year as a result of last year's refinancing of heavy equipment operating leases to capital lease and a reduction in demand for rental equipment.
Depreciation for the quarter was $9.7 million, down from $12.1 million in the same period last year. Current quarter depreciation included a $0.6 million write-down of assets held for sale while the previous quarter's depreciation included a $3.3 million write-down on disposed assets.
Operating income (loss)
For the three months ended March 31, 2014, we recorded an operating income of $3.0 million, an improvement from the operating loss of $6.5 million for the same period last year. G&A expense, excluding stock based compensation, was $7.3 million for the quarter, down from $10.1 million for the same period last year. The current year G&A reflects the benefits from the simplification of our business and the associated restructuring activities initiated during the prior year. Liability classified stock based compensation costs were $0.4 million higher this year, largely due to an increase in share price during the quarter. Equity classified stock based compensation costs were $0.8 million higher this year, due to the implementation of our new equity classified RSU and DSU awards discussed in "Significant Business Events - Modification to the Stock Based Compensation Plan" in this MD&A. We recorded a $0.3 million loss from the sale of plant and equipment and assets held for sale in the period, compared to a $2.0 million loss recorded for the same activity last year.
Net income (loss) from continuing operations

	Three months ended
	March 31,
	2014	2013
Continuing operations per share information
Net income (loss) per share - basic & diluted	$0.00	$(0.26)
For the three months ended March 31, 2014, we recorded a $0.1 million net income from continuing operations (basic and diluted income per share of $0.00), up from a $9.2 million net loss from continuing operations (basic and diluted loss per share of $0.26) for the same period last year. There were no non-cash items affecting the current period results. Non-cash items affecting results for the same period last year included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss from continuing operations would have been $9.3 million (basic and diluted loss per share of $0.26) for the three months ended March 31, 2013.

NOA

Non-Operating Income and Expense For Continuing Operations

	Three months ended March 31,
(dollars in thousands)	2014	2013	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$1,711	$3,833	$(2,122)
Interest on Credit Facility	251	1,008	(757)
Interest on capital lease obligations	654	696	(42)
Amortization of deferred financing costs	247	377	(130)
Interest on long term debt	$2,863	$5,914	$(3,051)
Interest income	(27)	(22)	(5)
Total interest expense	$2,836	$5,892	$(3,056)
Foreign exchange loss (gain)	8	(53)	61
Unrealized gain on derivative financial instruments	—	(110)	110
Income tax expense (benefit)	70	(2,992)	3,062
Interest expense
Total interest expense for continuing operations was $2.8 million during the three months ended March 31, 2014, down from $5.9 million in the prior year.
Our debt restructuring last year, including the purchase/redemption of $150.0 million of our Series 1 Debentures in the third quarter of last year resulted in a drop in interest expense on our Series 1 Debentures to $1.7 million during the three months ended March 31, 2014, from $3.8 million in the comparative period.
Interest on our Credit Facility was $0.3 million for the three months ended March 31, 2014, down from $1.0 million in the same period last year. At March 31, 2014, we had no borrowings on our revolver and $3.1 million in letters of credit drawn on our Credit Facility, compared to a combined $45.2 million outstanding on our term and revolving facilities at March 31, 2013. Current quarter interest primarily reflects the standby charge for the unused portion of our Credit Facility.
Interest on capital lease obligations of $0.7 million in the three months ended March 31, 2014, was comparable to the prior year.
Foreign exchange loss (gain)
The foreign exchange losses recognized in the three months ended March 31, 2014 and 2013 relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.
Unrealized gain on derivative financial instruments
At December 31, 2013, we eliminated the embedded derivative in certain maintenance agreements. The unrealized gain on derivative financial instruments for the prior year reflects changes in the value of embedded derivatives in these maintenance agreements.
Income tax
For the three months ended March 31, 2014, we recorded a current income tax expense of $nil and a deferred income tax expense of $0.1 million, providing a net income tax expense of $0.1 million. This compares to a combined income tax benefit of $3.0 million for the same period last year.
Income tax expense as a percentage of income before income taxes for the three months ended March 31, 2014 differs from the statutory rate of 25.26% primarily due to the effect of permanent and temporary tax differences resulting from stock-based compensation expense and temporary timing differences related to unbilled revenue and holdbacks on receivables.
Income tax benefit as a percentage of income before income taxes for the three months ended March 31, 2013 differs from the statutory rate of 25.12% primarily due to permanent differences resulting from stock-based compensation expense and permanent differences related to the non-taxable portion of capital gains.

Summary of Consolidated Cash Flows from Continuing Operations

	Three months ended March 31,
(dollars in thousands)	2014	2013	Change
Cash provided by operating activities	$17,115	$21,081	$(3,966)
Cash used in investing activities	(2,898)	(7,643)	4,745
Cash used in financing activities	(3,104)	(20,387)	17,283
Net increase (decrease) in cash	$11,113	$(6,949)	$18,062
Operating activities
Cash provided by operating activities for the three months ended March 31, 2014 was $17.1 million, compared to $21.1 million for the three months ended March 31, 2013. The decreased cash flow from operations in the current quarter is largely a result of a lower contribution from non-cash working capital of $2.1 million, partially offset by improved net income. Current quarter non-cash working capital benefited from an improvement in customer collections, but was negatively affected by an increase in vendor payments and unbilled revenue caused by the windup of a large project. Prior year non-cash working capital of $13.2 million benefited from higher accrued interest, as a result of higher Series 1 Debenture balances and a higher accrued short-term incentive balance.
Investing activities
Cash used in investing activities for the three months ended March 31, 2014 was $2.9 million, compared to $7.6 million for the three months ended March 31, 2013. Current quarter investing activities included $2.9 million for the purchase of plant and equipment and intangible assets. Prior year investing activities of $7.6 million included $8.3 million for the purchase of plant and equipment and intangible assets partially offset by $0.6 million in proceeds on the disposal of plant and equipment and assets held for sale.
Financing activities
Cash used in financing activities during the three months ended March 31, 2014 was $3.1 million primarily as a result of a $3.7 million repayment of capital lease obligations. Cash used in financing activities for the three months ended March 31, 2013 was $20.4 million, resulting from a $17.0 million net repayment to our credit facilities and scheduled capital lease obligation repayments of $3.3 million.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:
•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•seasonal weather and ground conditions;
•certain type of work that can only be performed during cold, winter conditions when the ground is frozen;
•the timing of equipment maintenance and repairs;

•	claims and change orders;

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments; and

•	the level of borrowing under our Series 1 Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.

NOA

The table, below, summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012
Revenue	$107.7	$108.9	$116.2	$115.0	$130.3	$116.8	$123.5	$174.0
Gross profit	15.2	16.8	11.6	8.4	8.9	9.8	8.3	6.9
Operating income (loss)	3.0	5.6	0.6	(2.3)	(6.5)	(1.7)	(0.7)	(7.1)
Net income (loss) from continuing operations	0.1	5.5	(8.7)	(5.6)	(9.2)	(4.9)	(5.0)	(9.2)
Net income (loss) from discontinued operations	—	—	82.7	(0.1)	4.6	9.5	8.8	4.0
Net income (loss)	0.1	5.5	74.1	(5.7)	(4.7)	4.6	3.7	(5.1)
Basic net income (loss) per share‡
From continuing operations	$0.00	$0.15	$(0.24)	$(0.16)	$(0.26)	$(0.13)	$(0.14)	$(0.25)
From discontinued operations	$0.00	$0.00	$2.28	$0.00	$0.13	$0.26	$0.24	$0.11
Total	$0.00	$0.15	$2.04	$(0.16)	$(0.13)	$0.13	$0.10	$(0.14)

‡
Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

For a full discussion on the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2013.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Profitability also varies from quarter-to-quarter as a result of claims and change orders. While claims and change orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense.
Expectation of Future Workload
We have estimated our remaining backlog (a non-GAAP measurement) on our Canadian Natural contract at the Horizon mine at $118.6 million at March 31, 2014, compared to $145.8 million at December 31, 2013. The change in the value of the backlog on this contract from December 31, 2013 reflects work performed under the contract. Additionally, we have approximately $200.4 million of backlog remaining on contracts with other clients. We anticipate performing $295.3 million of our combined backlog within the next twelve months ending March 31, 2015.t
In addition to work with defined scope that forms part of our backlog, many of our contracts are performed under master services agreements with a range of services to be provided under cost-plus and time-and-material contracts where scope is not clearly defined. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. Some of our contracts have defined scope which may allow us to estimate future workload based on that defined scope. However the same estimated backlog is subject to future adjustments due to client delays, cancellations or reductions in outsourcing activities.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

Given that work under MSAs are not usually included in backlog, we believe that the backlog number should be looked at together with current MSAs in place to fully understand the potential for future work. The following are active MSAs and long-term contracts with oil sands clients at their mines in Fort McMurray:

•	Base Plant mine:

◦	4-year master services agreement covering mining services and construction

•	Millennium and Steep Bank mines:

◦	5-year master services agreement covering mining services and construction

•	Joslyn: mine:

◦	2-year initial site development contract with significant earthworks still be awarded by client

•	Kearl mine:

◦	5-year master services agreement covering civil mine support services

•	Horizon mine:

◦	10-year overburden removal contract and master services agreement covering mining services and construction
The mix of work performed under these MSAs varies year-by-year.
For a complete discussion of these MSA agreements see "Projects, Competition and Major Suppliers" in our most recent AIF.
In general, we base our expectation of future workload on a combination of factors:

•	signed customer contracts with defined scope;

•	an estimation of work to be secured under master services agreements based on annual mine plans provided by our customers; and

•	an estimation of work to be secured through our bidding process based on annual mine plans and construction plans provided by our customers.
For a discussion on our expectation of workload in the near-term future, please see the "Outlook" section of this MD&A .
Claims and Change Orders
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the consolidated financial statements and reflect the impact of these changes in the consolidated financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in the consolidated financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or unpriced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.
For the three months ended March 31, 2014, due to the timing of receipt of signed change orders we had approximately $nil in claims revenue recognized to the extent of costs incurred. We are working with our customers to come to a resolution on additional amounts, if any, to be paid to us with respect to these additional costs incurred.
As at March 31, 2014, we had $9.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $13.1 million of unresolved claims and change orders recorded on our balance sheet for the year

NOA

ended December 31, 2013. We are working with our customers in accordance with the terms of our contracts to come to resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.
Contingent Proceeds
On July 12, 2013 we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity to the Keller Group. As part of the sale we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.t
The first part of the contingent proceeds of up to $57.5 million may be earned over the next two years based upon the Purchaser achieving annual results ranging between $30.0 million and $45.0 million in Piling Business EBITDA as follows:

•
A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Piling Business EBITDA (“First Year Piling Business EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Piling Business EBITDA is $45.0 million or greater).

•
A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Piling Business EBITDA (“Second Year Piling Business EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Piling Business EBITDA is $45.0 million or greater).

The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Piling Business EBITDA in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Piling Business EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay an amount equal to $0.375 for every $1 by which First Year Piling Business EBITDA exceeds $45.0 million;

b.
no later than September 30, 2015, the Purchaser will pay an amount equal to $0.375 for every $1 by which the aggregate of First Year Piling Business EBITDA and Second Year Piling Business EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.
no later than September 30, 2016, the Purchaser will pay an amount equal to $0.5 for every $1 by which the aggregate of First Year Piling Business EBITDA, Second Year Piling Business EBITDA and Piling Business EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Piling Business EBITDA target is comparable to our Consolidated EBITDA level for the year ended March 31, 2013 for the Piling business. The cumulative two year $90.0 million Piling Business EBITDA target and the cumulative three year $135.0 million Piling Business EBITDA target are multiples of such annual Piling Business EBITDA target. We anticipate that the Purchaser will continue to grow the Piling business, resulting in the payment of some or all of these contingent proceeds.t
These contingent proceeds will be recognized as the Piling Business EBITDA targets are achieved. We have retained the right to verify the Piling Business EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

D. OUTLOOK
We continue to see our clients plan expansions to their existing operations, however they are being cautious in evaluating their investment strategies and continue to focus on their cost control efforts. Although some competitors' equipment has been sold or removed from the oil sands market, an oversupply of service providers remain in the oil sands market, leading to downward pressures on pricing in this competitive market. The market conditions remain challenging and our overall activity levels may reflect this competitive environment, however with our enhanced cost structure and capital discipline we are realizing improvements to both profitability and cash flow which allows further improvement to our balance sheet. We believe our leaner cost structure better positions us to capitalize on changes in market conditions, as exemplified by the recent site development awards at the Fort Hills site.t
Site development revenue will benefit from the ramp up of activity at the Fort Hills mine, and we are actively bidding additional projects. We continue to expand our mine support activities at the Kearl mine, under our five year master services agreement, although this activity was slower than first expected. We anticipate comparable activity levels supporting production efforts at the Horizon, Base Mine, Millennium and Steepbank mines. Construction services activity levels are more difficult to predict; however, we continue to pursue heavy and light civil construction contracts in the oil sands and with other major resource companies in Canada.t
While our near term outlook remains cautiously optimistic, we have been encouraged due to an uptick in bidding activity since the beginning of 2014 on existing mines, the new Fort Hills mine and other non-oil sands mining resource areas, such as coal, steam assisted gravity drainage ("SAGD") civil earthworks and refinery construction civil earthworks. We have already replaced all of our non-recurring revenue from 2013 and hope to build upon that momentum over the coming months. Of note, we recently started an Alberta Transportation road building project marking our first success at revenue diversification this year. As always, we will continue to manage our resources and costs with a focus towards providing a safe work environment, maintaining profitability and improving shareholder value.
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2014, we had approximately 250 salaried employees and approximately 1,175 hourly employees in our operations. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,400 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at March 31, 2014, approximately 1,000 employees are members of various unions and work under collective bargaining agreements.
The majority of our work in our ongoing operations is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta Roadbuilders and Heavy Construction Association ("ARBHCA"), which expires February 28, 2015 and the collective agreement specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., which expires August 31, 2014.
We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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F. RESOURCES AND SYSTEMS
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Liquidity requirements
Our primary uses of cash are for plant, equipment and intangible asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.
Sources of liquidity
Our principal sources of cash are funds from operations and borrowings under our credit facility. As at March 31, 2014, our cash balance of $24.9 million was $11.1 million higher than our cash balance at December 31, 2013.
We anticipate that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facility.t
Summary of Consolidated Financial Position

(dollars in thousands)	March 31, 2014	December 31, 2013	Change
Cash	$24,855	$13,742	$11,113
Current assets (excluding cash)	105,113	114,134	(9,021)
Current liabilities	(99,616)	(93,482)	(6,134)
Net working capital	$30,352	$34,394	$(4,042)
Intangible assets	6,332	7,043	(711)
Plant and equipment	277,538	277,975	(437)
Total assets	446,402	445,641	761
Capital lease obligations (including current portion)	(43,543)	(43,295)	(248)
Total long term financial liabilities ‡	(102,273)	(109,635)	7,362

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

Working capital fluctuations effect on liquidity
As at March 31, 2014, we had $10.3 million in trade receivables that were more than 30 days past due compared to $5.1 million as at December 31, 2013. At March 31, 2014, the allowance for doubtful accounts related to our trade receivables was $0.3 million ($nil at December 31, 2013). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our discontinued piling business.
As of March 31, 2014, an amount of $13.8 million ($14.4 million at December 31, 2013) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As at March 31, 2014, we had $9.1 million of unresolved claims and change orders recorded on our balance sheet ($13.1 million as at December 31, 2013). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

Our working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at March 31, 2014, holdbacks totaled $3.7 million, down from $9.1 million as at December 31, 2013. Holdbacks represented 6.5% of our total accounts receivable as at March 31, 2014 (12.9% as at December 31, 2013). The current year decrease in holdbacks represents a decrease in construction services projects and the timing of substantial completion.
Plant, Equipment and Intangible Asset Purchases
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important for us to have an effective maintenance program to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and inhibit our project profits.
As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as "multi-life component" equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is replaced.
For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are replaced. We refer to this type of equipment as "single-life component" equipment.
In addition, we may acquire new equipment to support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.
We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $20.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life.
We believe that our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from the commitment to Canadian oil sands development by the oil sands producers. We continue to assess and adjust the size and mix of our fleet and we have assessed our growth capital needs for the coming year as we monitor the progress of start-up delays on oil sands development projects. Our estimate of our capital needs (net of proceeds from disposal) for this year is approximately $30.0 million to $45.0 million, primarily related to capital maintenance and equipment replacement capital requirements. We believe our cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet these requirements.t

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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A summary of cash changes to plant, equipment and intangible assets by nature and by period is shown in the table below:

	Three months ended March 31,
(dollars in thousands)	2014	2013	Change
New plant and equipment - capital expenditures
Sustaining	$4,863	$6,222	$(1,359)
Growth	505	1,684	(1,179)
Subtotal	$5,368	$7,906	$(2,538)
New intangible assets - capital expenditures
Sustaining	$50	$1,102	$(1,052)
Growth	202	925	(723)
Subtotal	$252	$2,027	$(1,775)
Total new additions to capital assets	$5,620	$9,933	$(4,313)
Items affecting cash additions to capital assets:
Equipment buyouts	$490	$—	$490
Change in non-cash working capital	(3,195)	(1,660)	(1,535)
Cash outflow on additions to plant, equipment and intangible assets	$2,915	$8,273	$(5,358)
Capital asset disposal
Proceeds on disposal of plant and equipment	$17	$543	$(526)
Proceeds on disposal of assets held for sale	—	87	(87)
Cash inflow for proceeds on disposal of capital assets	$17	$630	$(613)
Net decrease in cash related to capital assets	$2,898	$7,643	$(4,745)

Our growth plant and equipment capital expenditures in the three months ended March 31, 2014 were primarily related to the establishment of a maintenance facility at the Kearl mine site to support our new mine support work at that site.
Equipment lease buyout activity in the current period only includes the buyout of equipment leases that we have capitalized in plant and equipment. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.
Proceeds on the disposal of plant and equipment for the periods presented only includes proceeds specific to the assets we owned.
In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures.
Our equipment fleet value is currently split among owned, including assets under capital leases (81%), assets under operating leases (18%) and rented equipment (1%). Approximately 84% of our operating leased fleet value is specific to the Canadian Natural contract. Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.
Credit Facility
Our Credit Facility, signed on October 9, 2013 with a term that expires on September 30, 2016, is secured through a combination of working capital and equipment. The Credit Facility allows borrowing of up to $85.0 million, broken into two tranches:

•	Tranche A, that will support up to $60.0 million in both borrowing under a revolving facility and letters of credit

•	Tranche B, that will allow up to $25.0 million in letters of credit
Our interest cost on the Credit Facility is based on a pricing margin schedule that is affected by our credit rating with Standard & Poor's. Based on our current credit rating, our interest cost on the Credit Facility includes:

•	Canadian prime interest rate plus 3.0% interest charge on outstanding revolver facility borrowing

•	2.8% interest charge on outstanding letters of credit used as guarantees, drawn against either Tranche A or Tranche B

•	1.0% interest charge on any unused portion of the $85.0 million Credit Facility
The Credit Facility borrowing base is determined by the value of receivables and equipment with financial covenants of:

•	A Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00

◦	The Senior Leverage Ratio is a ratio of Senior Debt (not including the 9.125% Series 1 Unsecured Debentures) to a trailing 12-months Consolidated EBITDA

•	A Fixed Charge Cover Ratio, which must be maintained at greater than 1.20 to 1.00

◦	The Fixed Charge Cover Ratio is the ratio of Consolidated EBITDA (less current income taxes actually paid) to Consolidated Fixed Charges.

▪
The Consolidated Fixed Charges is defined as cash interest (not including interest on the $150.0 million of debentures repurchased and redeemed or any interest on our previously outstanding Term Facilities), scheduled repayment of debt (not including the principal component of our previously outstanding Term Facilities), net capital expenditures (except to the extent financed by available cash, capital leases, loans under our credit facility of up to $15.0 million per year, or new share issuances) and any dividend payments or stock repurchases (except to the extent financed by available cash or a new share issuance).

Borrowing activity under the Credit Facility
As at March 31, 2014, our unused borrowing availability on the $60.0 million Tranche A was $60.0 million ($60.0 million as at December 31, 2013) while $3.1 million of letters of credit were drawn against on the $25.0 million Tranche B.
Cash drawn under Tranche A
At March 31, 2014, we did not have any borrowings outstanding on our revolving facility under Tranche A ($nil at December 31, 2013).
We used our revolving facility rarely during the quarter to finance our working capital requirements. The average amount of our borrowing on the revolving facility was $nil during the quarter ($43.4 million during the first quarter of 2013). The minimal draws on the revolver made during the quarter had a weighted average interest rate of 6.5% (8.0% during the first quarter of 2013). The weighted average amount of our borrowing on the revolving facility is calculated based on the weighted average of the outstanding balances in the quarter. The maximum end of month balance for any single month during the three months ended March 31, 2014 was $nil.
Letters of credit drawn under Tranche A
During the quarter we had no letter of credit borrowing activity under Tranche A. As of March 31, 2014, we had issued $nil in letters of credit under Tranche A ($nil at December 31, 2013).
Letters of credit drawn under Tranche B
There were $3.1 million of issued and undrawn letters of credit under the $25.0 million Tranche B (December 31, 2013 - $3.1 million) to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at March 31, 2014, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60 day prior written notice to request any change in their letter of credit requirements.

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Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at March 31, 2014.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2014	2015	2016	2017	2018 and after
Series 1 Debentures	$75,000	$10,000	$—	$—	$65,000	$—
Revolving facility	—	—	—	—	—	—
Capital leases (including interest)	47,574	13,462	16,984	12,543	3,048	1,537
Equipment and building operating leases	40,916	13,340	7,100	3,756	3,620	13,100
Supplier contracts	2,782	2,782	—	—	—	—
Total contractual obligations	$166,272	$39,584	$24,084	$16,299	$71,668	$14,637
Our total contractual obligations of $166.3 million, as at March 31, 2014, have decreased from $184.3 million as at December 31, 2013. The table also reflects the early April 2014 redemption of $10.0 million in Series 1 Debentures, as discussed in "Significant Business Events - "Partial Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017" in this MD&A.
For a full discussion on the revolving facility see "Liquidity - Credit Facilities", above and for a discussion on Series 1 Debentures see "Securities and Agreements", below.
Off-balance sheet arrangements
We have no off-balance sheet arrangements in place at this time.
Securities and Agreements
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On December 19, 2013 we completed the purchase and subsequent cancellation of 1.8 million voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange, using monetized claims from our recent business divestments (the "Purchase Program"). The common voting shares purchased under the Purchase Program represented approximately 5% of our issued and outstanding voting common shares, leaving a balance of 34,715,236 shares outstanding as of December 19, 2013.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
As at May 2, 2014, there were 34,965,236 voting Common Shares outstanding (34,920,236 at March 31, 2014). We had no non-voting common shares outstanding on any of the foregoing dates.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2013.
9.125% Series 1 Debentures
As discussed in "Significant Business Events - Partial Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017" we redeemed $10.0 million of our Series 1 Debentures on April 8, 2014, on a pro rata basis for 103.042% of the principal amount, plus accrued and unpaid interest.
For a full discussion on our Series 1 Debentures please see “Description of Securities and Agreements - 9.125% Series 1 Debentures” in our annual AIF for the year ended December 31, 2013.

DEBT RATINGS
On May 1, 2014, S&P upgraded the ratings on our long-term corporate credit rating and our senior unsecured debt to "B" from the previous ratings of "B-".
Our credit ratings are as follows:

Category	Standard & Poor's
Corporate Rating	B('stable' outlook)
Series 1 Debentures	B(recovery rating of "4")
An upgrade in our credit ratings, particularly the rating issued by S&P, will reduce the interest rate payable on borrowings under our credit agreement (see "Credit Facility", above). Counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from S&P's website.3
Standard and Poor's
An obligation rated "B" is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
A recovery rating of "4" for the Series 1 Debentures indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.
A Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

3 This debt rating information is current as of this report and we undertake no obligation to provide investors with updated information.

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An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2014 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2014 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Recently adopted

•	Income taxes

◦
We adopted this Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Carry Forward Exists effective commencing January 1, 2014. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Not Yet Adopted

•	There have been no recently issued and not yet adopted accounting pronouncements that are of significance, or potential significance, during the three months ended March 31, 2014.
For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Consolidated Financial Statements for the three months ended March 31, 2014 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2013.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	The expectation that the redemption of $10.0 million of our Series 1 Debentures will reduce annual interest cost for the Series 1 Debentures by approximately $0.9 million to $5.9 million.

•	The expectation that approximately $295.3 million of total backlog will be performed and realized in the 12 months ending March 31, 2015.

•
The expectation that we may receive up to $92.5 million in additional proceeds over the next three years in connection with the Piling sale, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.

•	The anticipation that the purchaser will continue to grow the piling business, resulting in the payment of some or all of the contingent proceeds.

•	Our belief that we are well positioned to respond to changing market conditions, while maintaining profitability levels.

•
The expectation that mine support services revenue will continue to benefit from the ramp up of activity at the Kearl mine under our new five year master services agreement and that comparable activity levels supporting production efforts will occur at the Horizon, Base Mine and Millennium and Steepbank mines.

•
Our belief that we will have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that such funding requirements can be satisfied by the funds available from our revolving facility.

•	Our belief that cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet our requirements for capital expenditures.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2013 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that interest rates remain relatively stable and our needs for equipment stay relatively the same;

•	the growth of the Piling business by the Purchaser after the Piling sale occurring as anticipated;

•	activity levels will remain steady and our ability to respond to changing market conditions, while maintaining profitability levels;

•	our ability to benefit from increased construction services and site development revenue and to maintain operations support services revenue tied to the operational activities of the oil sands; and

•
our success in managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices.

Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or

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market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At March 31, 2014, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At March 31, 2014, we had no outstanding floating rate debt pertaining to our credit facilities within our credit agreement (December 31, 2013 – $nil).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2013, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended March 31, 2014.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 6, 2014

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended March 31, 2014.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 6, 2014

/s/ David Blackley
Chief Financial Officer